FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, April 8, 2005, Series 2005-AR2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 12, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: ______________________
Name: N. Dante LaRocca
Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

naa 05-ar2-SNP-final - Price/Yield - I-A

Balance	**Contact Desk**	Delay	24
Coupon*	5.22	Dated	4/1/2005
Settle	**4/29/2005**	First Payment	5/25/2005

***Coupon: equals group I net wac**

RUN to earlier of balloon at the weighted average reset (month 34) / 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-30	4.654	4.620	4.596	4.571	4.531	4.502	4.456	4.370	4.269	4.011
100-30+	4.647	4.612	4.588	4.563	4.522	4.493	4.446	4.359	4.257	3.995
100-31	4.639	4.604	4.580	4.554	4.513	4.483	4.436	4.348	4.245	3.980
100-31+	4.631	4.596	4.572	4.545	4.504	4.474	4.426	4.337	4.233	3.965
101-00	4.624	4.588	4.563	4.537	4.495	4.465	4.416	4.326	4.221	3.950
101-00+	4.616	4.580	4.555	4.528	4.486	4.455	4.406	4.315	4.208	3.935
101-01	4.608	4.572	4.547	4.520	4.476	4.446	4.396	4.304	4.196	3.919
101-01+	4.601	4.564	4.538	4.511	4.467	4.436	4.386	4.293	4.184	3.904
101.06641	**4.591**	**4.554**	**4.528**	**4.500**	**4.456**	**4.425**	**4.374**	**4.279**	**4.169**	**3.885**
101-02+	4.586	4.548	4.522	4.494	4.449	4.418	4.366	4.271	4.160	3.874
101-03	4.578	4.540	4.513	4.485	4.440	4.408	4.357	4.260	4.148	3.859
101-03+	4.570	4.532	4.505	4.477	4.431	4.399	4.347	4.249	4.136	3.843
101-04	4.563	4.524	4.497	4.468	4.422	4.389	4.337	4.238	4.124	3.828
101-04+	4.555	4.516	4.489	4.460	4.413	4.380	4.327	4.227	4.111	3.813
101-05	4.547	4.508	4.480	4.451	4.404	4.371	4.317	4.216	4.099	3.798
101-05+	4.540	4.500	4.472	4.442	4.395	4.361	4.307	4.205	4.087	3.783
101-06	4.532	4.492	4.464	4.434	4.386	4.352	4.297	4.194	4.075	3.768
WAL	2.20	2.09	2.01	1.94	1.84	1.77	1.67	1.51	1.35	1.07
Principal Window	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08

LIBOR_1MO	2.920
LIBOR_6MO	3.390
LIBOR_1YR	3.78875

PRELIMINARY

Series 8 [signature]

Series 24 [signature]